Form SBSE-A Amendment

Filing Date: April 11, 2024

Summary of Changes:

1. Removal of MBL Principal – Nicholas O'Kane from Schedule A
   a. Total Number of Principals (Applicant Data Page 3, Question 18) changed to 18
2. Updated NFA 7R with Principal Details
3. Schedule B, Section II, Item 13A
   a. Adding MyComplianceOffice as official storage system for regulatory records